

Mail Stop 3720

November 26, 2008

Richard D. Kent
Chief Financial Officer
Sunrise Telecom Incorporated
302 Enzo Drive
San Jose, CA 95138

>   **Re: Sunrise Telecom Incorporated**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed October 2, 2008**
>   **File No. 0-30757**

Dear Mr. Kent:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Comparison of the years ended December 31, 2007, 2006 and 2005, page 36

1.   In your comparisons of net sales, cost of sales and gross margin, there is not a lot of detailed analysis of the large fluctuations between each of these years. You state which products had decreased sales but do not state why nor make a

connection from these declines to the significant increases experienced in the previous year. Also, you address the increase in cost of sales by stating that gross margin is down because of higher direct material costs and a charge for excess and obsolete inventory but don't state how much either accounts for the total change or expand on why these have occurred. Revise to quantify both contributing factors; amounts attributed to higher material costs and the charge for excess and obsolete inventory. Please expand your year over year comparisons to include more detailed analysis of trends and further explanations as to how and why they are affecting your business.

Notes to Consolidated Financial Statements, page 54

2.   Your significant accounting policies disclosures do not include a discussion on determining the valuation of excess and obsolete inventory. However you do consider this to be a critical accounting policy as you included it on page 42. In addition on page 37 you note that one of the reasons for the increase in cost of sales was due to a charge for excess and obsolete inventory. Revise to disclose your policy for determining the valuation of excess and obsolete inventory. In your response please include a draft of your proposed disclosures.

Note (1) (c) Revenue Recognition, page 54

3.   Your revenue recognition policy indicates that you have multiple element arrangements. With a view toward disclosure tell us about:

- the scope and nature of the arrangements;

- the deliverables in the arrangements

- the deliverables you identified as separate units of accounting;

- the revenue recognition model used for each separate unit of accounting.

Also, in the third paragraph of this note you state that revenue from services and support provided under the extended warranty programs is recognized on a straight-line basis over the warranty period. Please tell us what services you provide outside of those under the extended warranty programs (where delivery of such service would be a criterion of revenue recognition) and provide us with some examples of your multiple element arrangements. Please also include in your response the amount of revenue generated from those services and multiple element arrangements for the year ended December 31, 2007.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director